SUB-ITEM 77H: Change in Control

The India Fund, Inc.

Effective December 19, 2011, Aberdeen Asset
Management Asia Limited ("AAMAL") assumed investment management responsibility for The India
Fund, Inc. (the "Fund") from Blackstone Asia
Advisors L.L.C., the Fund's former investment manager. Fund shareholders approved a new management agreement between the Registrant and AAMAL at a Special Meeting of Shareholders of the Registrant on December 12, 2011.